[redacted]

14046796

SEC
Mail Processing
Section
FEB 28 2014
Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moloney Securities Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 Barrett Parkway Drive, Suite 300
(No. and Street)

Manchester | Missouri | 63021
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald R. Hancock 314-909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301 | St. Louis | MO | 63141
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

"Public"

OATH OR AFFIRMATION

I, **Donald R. Hancock**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Moloney Securities Co., Inc.**, as of **December 31**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

MARY L. C[illegible]
Notary Public - N[illegible] Seal
State of Mi[illegible]
Commissioned for Je[illegible] County
My Commission Expires: [illegible] 04, 2015
Commission Numb[illegible]6645

Mary L Carter

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOLONEY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
DECEMBER 31, 2013

Boyd, Franz & Stephans, LLP

Certified Public Accountants

MOLONEY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
DECEMBER 31, 2013

Available For Public Inspection

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

February 24, 2014

To the Stockholders and
Board of Directors
Moloney Securities Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc., (an S Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
Saint Louis, Missouri
February 24, 2014

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Statement No. 1

ASSETS

Cash		$ 399,800
Commissions receivable - brokerage		390,198
Commissions receivable - other		677,577
Employee advances		147,675
Due from officers		102,118
Prepaid expenses		69,460
Deposits		119,042
Total assets		$ 1,905,870

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable		$ 97,985
Commissions payable		1,212,738
Other payables		22,000
Total liabilities		$ 1,332,723
Stockholders' equity -		
Common stock with par value; authorized 900,000 shares; issued and outstanding 34,765.999 shares at stated value	$ 273,440	
Paid-in capital	793,335	
Retained earnings	(493,628)	
Total stockholders' equity		573,147
Total liabilities and stockholders' equity		$ 1,905,870

NOTE 1: - DESCRIPTION OF BUSINESS:

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker-dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended December 31, 2013, was $6,124. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs has been made.

NOTE 4 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had a net capital and net capital requirements of approximately $146,128 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 9.04 to 1.00.

NOTE 5 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 6 – LEASES:

The Company occupies its St. Louis premises under a six year lease expiring April 30, 2016. The lease for the St. Louis office was renegotiated and extended. The lease term for the Kansas City premises expires July 31, 2018. The lease term for the Denver office expires May 31, 2017. Annual base rental payments are as follows:

2014	$ 368,787
2015	378,817
2016	202,978
2017	77,476
2018	30,791

Minimum future rental payments reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2013, was approximately $214,922.

Rental expense for the year ended December 31, 2013, was approximately $181,939 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 8 – INCOME TAXES:

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 9 – EMPLOYEE BENEFIT PLANS:

The Moloney Securities Co., Inc. 401(k) Plan was adopted by the Company in January 2012, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing six months of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution in the amount of $12,000 to be paid by March 15, 2014.

NOTE 10 – FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2013, the Company did not have any level 2 or level 3 inputs.

NOTE 11 – OTHER ITEMS:

The Company has been named as a respondent in two arbitration claims. At this time, the cases are ongoing. The management of the Company, after consultation with outside legal counsel, believes that the resolution of this claim will not result in any material adverse effect on the Company's financial position.

In 2011, the United States Securities and Exchange Commission's staff conducted an examination of the Company's investment advisory operations. In late 2012, the Commission's staff asserted that the Company had failed to adequately disclose its capacity when acting as principal in transactions for its advisory clients. The matter remains at the examination stage.

NOTE 12 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 24, 2014, the date which the financial statements were issued.